FILED BY WARWICK COMMUNITY BANCORP, INC.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: WARWICK COMMUNITY BANCORP, INC.
                                                   COMMISSION FILE NO. 000-23293

On March 16, 2004, Provident Bancorp, Inc. and Warwick Community Bancorp, Inc. issued the following press release:


[PROVIDENT BANCORP LOGO]


FOR IMMEDIATE RELEASE

MARCH 16, 2004

FOR FURTHER INFORMATION PLEASE CONTACT:

GEORGE STRAYTON                                  FRED G. KOWAL
PRESIDENT AND CHIEF EXECUTIVE OFFICER            CHIEF EXECUTIVE OFFICER
PROVIDENT BANCORP, INC.                          WARWICK COMMUNITY BANCORP, INC.
(845) 369-8040                                   (845) 986-2206



FOR IMMEDIATE RELEASE


                           PROVIDENT BANCORP, INC. AND
          WARWICK COMMUNITY BANCORP, INC. ANNOUNCE AGREEMENT TO MERGE.

        MONTEBELLO, NEW YORK (MARCH 16, 2004) - Provident Bancorp, Inc., the holding company for Provident Bank ("Provident" Nasdaq: PBCP), and Warwick Community Bancorp, Inc. ("Warwick" Nasdaq: WSBI) jointly announced today the execution of a definitive agreement in which Provident, headquartered in Montebello, New York will acquire Warwick in an exchange of cash and stock. Warwick, headquartered in Warwick, New York operates Warwick Savings Bank, a New York State-chartered savings bank with 7 offices in Orange and Putnam counties and The Towne Center Bank, a New Jersey State-chartered commercial bank with 2 branches in Bergen County.

     The transaction, approved by the directors of both companies, is valued at approximately $153.4 million based on the March 15 closing price for Provident. The total value at closing may rise or fall based on the per share price of Provident common stock prior to closing. Under the terms of the agreement, stockholders of Warwick will be entitled to receive either cash or shares of

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Provident common stock, subject to election and allocation procedures which are intended to ensure that in the aggregate, 50% of the shares of Warwick are converted into the right to receive cash of $32.26 per share and that 50% are converted into the right to receive 2.781 shares of Provident common stock. Stock options will be cashed out for the in-the-money value of such options. Provident will pay an aggregate of approximately $79.3 million in cash and issue approximately 6.3 million shares of its common stock. The total per share consideration is expected to be the sum of (a) 0.5 times $32.26 plus (b) 0.5 times 2.781 shares of Provident common stock times the price per share of Provident common stock immediately prior to closing. At time of announcement the total per share value is $32.61 based on the March 15, 2004 closing price of $11.85 for Provident common stock.

     "Provident is pleased to continue its strategic growth and expanded service to the consumers and businesses of Orange County by adding Warwick to Provident Bancorp. This merger along with our recent acquisition of Ellenville National Bank will give Provident the presence we envisioned in Orange County," said George Strayton, Provident's President and Chief Executive Officer. "They have an excellent branch network with great people who are committed to the same philosophy of service and quality as Provident."

     The combination will greatly enhance Provident's deposit market share in the demographically attractive Hudson Valley region of New York. This transaction will give Provident a No. 1 market share position in Orange County with approximately 14.4% of total deposits to compliment its existing No. 3 market share position in neighboring Rockland County, where it holds 13.0% of total deposits. Deposit totals are as of June 30, 2003.

     Warwick has total assets of $760 million, deposits of $488 million, loans of $326 million, and $74 million of stockholders' equity at December 31, 2003. Warwick presently operates banking offices serving markets in the New York counties of Orange and Putnam as well as Bergen County New Jersey.

     Fred G. Kowal, Chief Executive Officer of Warwick, stated, "Our decision to merge with Provident was carefully considered in light of the interests of our shareholders, customers, and employees and the communities that we serve. We have focused on building shareholder value at Warwick and are pleased to be joining an institution that has operated at such a high level of performance and demonstrated a genuine commitment to customer service."

     It is anticipated that the merger will close in the fourth quarter of 2004 and is conditioned upon receiving requisite regulatory and shareholder approvals. In connection with the merger, Warwick Savings Bank and Towne Center Bank will merge into Provident Bank. Towne Center Bank will maintain its name while operating as a distinct division of Provident Bank. The transaction is expected to be accretive to earnings in the first year based on conservative cost savings assumptions.

     Prior to completion of the merger, Warwick may pay a special cash dividend to its stockholders. The amount of this dividend will depend upon the performance of an auto lease portfolio held by Warwick Savings Bank and cannot exceed approximately $7.8 million (equating to approximately $1.74 per share). There can be no assurance as to the amount or timing of the dividend, or whether any dividend will be payable.

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     Provident will host a conference call for investors, analysts and other interested parties on Tuesday, March 16, 2004 at 2:00 p.m. EST to discuss the transaction. All interested parties are welcome to access the conference call by dialing 1-(888) 273-9889, reference pass code 725002. Participants are asked to call in a few minutes prior to the call in order to register for the event. Provident has prepared an investor presentation to accompany the audio call. This presentation will be available on Tuesday, March 16, 2004 after 12:00 noon, Eastern Standard Time. The presentation can be accessed on Provident's website at http://www.providentbanking.com. A replay of the call will be available until Friday, March 19, 2004 by calling 1-800-475-6701, pass code 725002.

     Provident Bancorp, Inc. is the holding company of Provident Bank, a full service community bank with 27 offices in Rockland, Orange, Ulster and Sullivan counties in New York. Provident is headquartered in Montebello, New York. Provident completed its "second step" conversion transaction and simultaneous acquisition of E.N.B. Holding Company, Inc. on January 14, 2004.

     This news release contains forward-looking statements. Such statements are subject to certain factors that may cause the Company's results to vary from those expected. These factors include changing economic and financial market conditions, competition, ability to execute our business plan, items already mentioned in this press release, and other factors described in our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's judgment only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events and circumstances that arise after the date hereof.

     Provident Bancorp, Inc. will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Provident and Warwick, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by Provident Bancorp, Inc. also can be obtained, when available and without charge, by directing a request to Provident Bancorp, Inc., Investor Relations, attn. Roberta Lenett, 400 Rella Boulevard, Montebello, New York 10901, (845) 369-8082 or to Warwick Community Bancorp, Inc., attn. Barbara A. Rudy - Moore, Senior Vice President, 18 Oakland Avenue, P.O. Box 591, Warwick, New York 10990-0591, 845-986-2206 ext. 2238, or by sending a request to wsbbar@warwick.net.

     Warwick Community Bancorp, Inc., and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Warwick in connection with the acquisition. Information about the directors and executive officers of Warwick and their ownership of Warwick common stock is set forth in Warwick's most recent proxy statement as filed with the SEC, which is available at the SEC's Internet site (http://www.sec.gov) and at Warwick's address in the preceding paragraph. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

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